Will H. Cai

+852 3758 1210

wcai@cooley.com

December 15, 2021

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitdeer Technologies Group Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Bitdeer Technologies Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the issuance of the Company’s Class A Ordinary Shares, par value US$0.0000001 per share, to be represented by American depositary shares (“ADSs”) in connection with a proposed business combination (the “Business Combination”) by and among the Company, Bitdeer Technologies Holding Company, Blue Safari Group Acquisition Corp. (a special purpose acquisition company, “BSGA”), and other parties thereto. This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of BSGA shareholders at which BSGA shareholders will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

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Cooley LLP 55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com or Nicholas Dumont by phone at 212 479 6446 or via email at ndumont@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP

Cooley LLP 55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com